UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 1, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-216272, 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated May 4, 2017
•	Press Release dated May 11, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: June 1, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

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NEWS RELEASE

Enbridge Inc. Announces Additional Quarterly Dividend Increase

CALGARY, ALBERTA, May 4, 2017 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company) announced today that its Board of Directors has declared a quarterly common share dividend of $0.61 per share, payable on June 1, 2017 to shareholders of record on May 15, 2017. The declared dividend represents an increase of approximately 5 percent. The Company most recently had increased its quarterly dividend by 10 percent (from $0.53 per share to $ 0.583 per share) effective with the dividend paid on March 1, 2017. This incremental increase, together with the increase effected in March, represents a 15 percent increase over the prevailing quarterly rate in 2016. The incremental dividend increase announced today is consistent with Enbridge’s previously announced intention to consider an additional increase to its quarterly dividend once its acquisition of Spectra Energy Corp was completed. The acquisition closed on February 27, 2017.

DIVIDEND DECLARATION

On May 4, 2017, Enbridge’s Board of Directors declared the following quarterly dividends. All dividends are payable on June 1, 2017, to shareholders of record on May 15, 2017.

Common Shares	$0.61
Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25
Preference Shares, Series D	$0.25
Preference Shares, Series F	$0.25
Preference Shares, Series H	$0.25
Preference Shares, Series J	US$0.25
Preference Shares, Series L	US$0.25
Preference Shares, Series N	$0.25
Preference Shares, Series P	$0.25
Preference Shares, Series R	$0.25
Preference Shares, Series 1	US$0.25
Preference Shares, Series 3	$0.25
Preference Shares, Series 5	US$0.275
Preference Shares, Series 7	$0.275
Preference Shares, Series 9	$0.275
Preference Shares, Series 11	$0.275
Preference Shares, Series 13	$0.275
Preference Shares, Series 15	$0.275
Preference Shares, Series 17	$0.32188

Forward-Looking Statements Regarding Enbridge Inc.

Forward-looking information, or forward-looking statements, has been included in this news release to provide information about the Company, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included in this news release include, but are not limited to, statements with respect to dividends and dividend growth; dividend payout policy and dividend payout expectations.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to dividends and dividend growth; and dividend payout policy, including but not limited to those risks and uncertainties discussed in the Company’s filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 68% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Media	Investment Community
Suzanne Wilton (403) 231-7385 or Toll Free: (888) 992-0997 Email: suzanne.wilton@enbridge.com	Jonathan Gould (403) 231-3916 or Toll Free: (800) 481-2804 Email: investor.relations@enbridge.com

2

NEWS RELEASE

Enbridge Inc. Announces AGM Voting Results and Election of Directors

CALGARY, ALBERTA, May 11, 2017 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) (Enbridge or the Company) held its Annual General Meeting today, the first since combining with Spectra Energy Corp (Spectra Energy) and becoming North America’s largest energy infrastructure company. Addressing shareholders, President and CEO Al Monaco provided an update on the Company’s accomplishments and future opportunities, and its priorities of safety, execution of the growth plan and focus on customers and communities. He outlined the benefits to shareholders of Enbridge’s combination with Spectra Energy, which closed in the first quarter. Mr. Monaco’s full address to shareholders can be found on Enbridge’s website under Events and Presentations.

During the regular business proceedings at the meeting, shareholders approved the election of all nominated directors. The detailed results of the vote for the election of directors are set out below.

Election of Directors

On a vote by ballot, each of the following 13 nominees listed in the Management Information Circular, dated March 13, 2017, were elected as directors of Enbridge

Nominee	Votes For		Votes Withheld
	#	%	#	%

Pamela L. Carter	1,065,529,082	99.57	4,619,594	0.43

Clarence P. Cazalot, Jr.	1,052,651,150	98.36	17,497,526	1.64

Marcel R. Coutu	1,043,181,275	97.48	26,967,401	2.52

Gregory L. Ebel	1,045,508,912	97.70	24,639,764	2.30

J. Herb England	1,054,143,631	98.50	16,005,045	1.50

Charles W. Fischer	1,065,590,858	99.57	4,557,818	0.43

V. Maureen Kempston Darkes	1,029,074,847	96.16	41,073,014	3.84

Michael McShane	1,064,262,122	99.45	5,886,554	0.55

Al Monaco	1,034,315,312	96.65	35,833,364	3.35

Michael E.J. Phelps	1,051,800,067	98.29	18,348,609	1.71

Rebecca B. Roberts	1,052,653,454	98.37	17,495,222	1.63

Dan C. Tutcher	1,051,800,067	98.29	18,348,609	1.71

Catherine L. Williams	1,052,653,454	98.37	17,495,222	1.63

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 68% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media Suzanne Wilton (403) 231-7385 or Toll Free: (888) 992-0997 Email: suzanne.wilton@enbridge.com	Investment Community Jonathan Gould (403) 261-3916 or Toll Free: (800) 481-2804 Email: investor.relations@enbridge.com

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